The Portfolio adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 2000, amounts have been reclassified to reflect an increase in paid-in capital of $1,620,111, a decrease in undistributed net investment income of $1,242,925, and a decrease in accumulated net realized gain on investments of $377,186. This reclassification includes $1,620,111 distributed in connection with Portfolio share redemptions which increased paid-in capital and reduced accumulated net realized gain. Net assets of the Portfolio were unaffected by the reclassifications.